UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Bainum, Roberta
   8737 Colesville Road, Suite 800
   Silver Spring, MD  20910
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   4/19/99
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   Sunburst Hospitality Corporation
   SNB
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
                                           |65,024                |I               |Note 1                                         |
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                                           |7,304                 |I               |Note 2                                         |
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                                           |635,457               |I               |Note 3                                         |
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`                                          |233,405               |I               |Note 4                                         |
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                                           |24,161                |I               |Note 5`                                        |
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                                           |6,667                 |I               |Note 6                                         |
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                                           |4,110                 |I               |Note 7                                         |
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                                           |20,000                |D               |                                               |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: The proportionate interest of the Roberta Bainum Grantor Retained Annuity Trust dated September 5,
1996, the sole trustee of which is Ms. Bainum, in shares (593,209) owned by Mid Pines Associates, L.P.
Note 2: The proportionate interest of Roberta Bainum's minor child in shares (85,000) owned by Vintage Limited
Partnership.
Note 3: Shares owned by the Roberta Bainum Irrevocable Trust. Ms. Bainum's two brothers are co-trustees and she is the beneficiary.
Note 4: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (1,189,290) owned by
Realty Investment Company, Inc. Ms. Bainum's two brothers are co-trustees and she is the beneficiary.
Note 5: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (593,209) owned by Mid
Pines Associates, L.P. Ms. Bainum's two brothers are co-trustees and she is the beneficiary.
Note 6: The proportionate interest of Roberta Bainum in shares (593,209) owned by Mid Pines Associates, L.P.
Note 7: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (85,000) owned by Vintage
Limited Partnership. Ms. Bainum's brothers are co-trustees and she is the beneficiary.
SIGNATURE OF REPORTING PERSON
Roberta Bainum
DATE
5/7/99